                            [GRAPHIC]   [GRAPHIC]

                            [GRAPHIC]   [GRAPHIC]

                    BANCSHARES OF FLORIDA 2003 ANNUAL REPORT

                            2004 FIRST QUARTER REPORT

BANCSHARES OF FLORIDA

Financial Highlights
--------------------------------------------------------------------------------

5-YEAR PERFORMANCE

--------------------------------------------------------------------------------------------------
                                                           Percent
                                       2003       2002      change     2001      2000       1999
--------------------------------------------------------------------------------------------------
Statement of Operations
(in 000's, except per share)
Net interest income before           $  5,578   $  3,446     62%     $ 2,199   $  1,289   $    244
   loan loss provision
Non-interest income                  $  1,335   $    808     65%     $   488   $     44   $      6
Net loss                              ($2,709)   ($2,640)     3%       ($522)   ($1,264)   ($1,101)

Common per share data (diluted)
Net loss                                ($.92)    ($1.48)    38%       ($.47)    ($1.09)    ($1.98)
Common stock price - period end/1/   $  14.74   $  10.00     47%     $ 10.00   $  10.00   $  10.00
Book value - period end              $   6.89   $   7.22     (5%)    $  7.31   $   7.79   $   8.85
Average diluted common                  2,949      1,785     65%       1,165      1,165        555
   shares outstanding (000's)

End of Period Balance Sheet Data (in 000's)
Total Assets                         $222,610   $144,535     54%     $77,092   $ 49,288   $ 28,242
Loans                                $200,490   $105,889     89%     $68,406   $ 33,000   $  4,334
Deposits                             $201,154   $129,327     56%     $64,288   $ 40,135   $ 17,947
Assets under advice                  $131,000   $ 72,000     82%     $57,000   $ 18,000        N/A
BOFL equity market value/1/          $ 45,400   $ 20,800    118%     $11,700   $ 11,700   $ 11,500
--------------------------------------------------------------------------------------------------

/1/ Price prior to 12/30/03, when the company was listed as BOFL on NASDAQ SmallCap, is based on offering price of private financings in 1999 and 2002.

          Bar Chart

         TOTAL ASSETS

        (in millions)

          Year Ended
-----------------------------
'99   '00   '01   '02    '03
---   ---   ---   ----   ----
$28   $49   $77   $145   $223

          Bar Chart

     TOP-LINE REVENUE/2/

        (in millions)

 '99   '00   '01   '02   '03
----  ----  ----  ----  ----
$0.3  $1.3  $2.7  $4.3  $6.9

/2/ Top-line Revenue = Net interest income before loan loss provision plus non-interest income less net securities gains (losses).

          Bar Chart

     ASSETS UNDER ADVICE

        (in millions)

          Year Ended
----------------------------
'99   '00   '01   '02    '03
---   ---   ---   ---   ----
      $18   $57   $72   $131

BANCSHARES OF FLORIDA

Letter to Shareholders
--------------------------------------------------------------------------------

                          [LOGO] Bancshares of Florida

"Bancshares of Florida will expand in its existing markets and consider other growth opportunities as warranted, creating a franchise that showcases our unique model of community banking."

                                     [PHOTO]

DEAR SHAREHOLDERS:

2003 was a year of achievement for Bancshares of Florida. We continued to strive to position ourselves as one of the most dynamic community banking organizations in Florida, and I am proud to report to you that our 2003 initiatives have strengthened our position in the markets we currently serve.

SIGNIFICANT IMPROVEMENT IN OPERATING RESULTS

Our achievements over the past year include:

     .    Four consecutive quarters of improving financial results.
     .    $223 million in total assets.
     .    $131 million in assets under advice at Florida Trust Company.
     .    62% increase in top-line revenue.
     .    89% loan growth.
     .    High level of asset quality.

Accomplishments of this caliber are the result of a focused, dedicated effort to execute our business model and create value for our shareholders.

REACHING KEY MILESTONES

Our goal in 2003 was to continue to build a strong infrastructure while improving the performance at our affiliates. We believe we have been successful, which is a testament to the dedication of our employees, the talent of our management and the insight of our boards of directors.

For the year 2003, the company's net loss before loan loss provision was $1.9 million, a 13% or $278,000 reduction over the prior year. We look at this measurement because it shows the power of our earnings stream to absorb loan loss provisioning (a non-cash expense) caused by rapid loan growth. After deducting loan loss provision, the net loss was $2.7 million, a $69,000 or 3% decrease from the loss in 2002. The loss per share was $0.92, a 38% improvement over 2002, reflective of increased shares outstanding due to our February 2003 initial public offering.

In each of the communities we serve, customer response to our unique brand of "Total Relationship Banking" has been impressive, and the financial results have followed. Bank of Florida, Naples finished 2003 with two consecutive quarters of profitability even after absorbing loan loss provision expense related to 28% loan growth in the last six months. Bank of Florida, Fort Lauderdale cut its fourth quarter 2003 loss after loan loss provision by nearly half compared to the same period in the prior year, and Florida Trust Company experienced its first two months of profitability in November and December, 2003. Partially offsetting these improvements was the cost of continued strengthening of our holding company infrastructure to support future growth of our affiliates.

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BANCSHARES OF FLORIDA

At year end, our banking affiliates grew to over $220 million in assets, $162 million at Bank of Florida, Naples and $58 million at Bank of Florida, Fort Lauderdale, increases of 35% and 113%, respectively, over 2002. Florida Trust Company grew to $131 million in assets under advice, an 82% increase over the prior year.

We also experienced strong loan growth for the year, raising our total loans outstanding to $200 million, an increase of $95 million or 89%. At the same time, we sustained a very high level of asset quality, with a minimal percentage of non-performing loans - just 0.02% of loans outstanding. Only 0.17% of our loans were past due at year end, a significant accomplishment when compared to the nationwide peer bank median of 2.05% for our size group.

The reduction in our net loss over the past year demonstrates your company's ability to accommodate strong growth while improving overall performance. We believe that this is a positive trend, particularly in light of the rapid expansion that our franchise experienced over the last twelve months. 2003 saw the first full year of operations for our Fort Lauderdale affiliate, the first steps in our proposed acquisition of Horizon Financial Corporation in Pembroke Pines, the opening of our loan production office in the Tampa Bay area and the continued development of our proposed new affiliate in Tampa Bay.

62% TOP-LINE REVENUE GROWTH

In 2003, we experienced a 62% improvement in top-line revenue over the prior year, compared to an increase in non-interest expense of 37% over the prior year. Top-line revenue is an important measurement of our financial performance. It combines our lending or spread income business (net interest income before loan loss provision) with our fee income business (non-interest income, excluding net securities gains/losses), each of which often pertain to the same customer base. We strive to grow top-line revenue from that customer base while carefully managing our servicing costs, thus improving our customer relationship profitability.

                                     [PHOTO]

"We will continue to provide our customers an unparalleled level of service and selection of products."

The fact that we have been able to generate significant revenue increases without corresponding expense increases is the result of the infrastructure we have developed, an infrastructure that offers a wide range of shared services to each of our affiliates. This is a central component of our business model, and it is one of the main features that sets us apart from other community banks. Our affiliates offer their clients the local decision making and personalized service they would expect from a neighborhood community bank. We complement that with centralized core business functions that allow them to offer a portfolio of products and services typically available only from the largest, most technologically advanced financial institutions. As we continue to leverage the strengths of our model, we will expand our footprint while experiencing increased efficiencies, growing our customer base at a proportionately lower cost.

LOOKING FORWARD

Our first quarter 2004 results demonstrate that our strategies are working. We reported a first quarter net loss of $512,000, or $0.17 per common share, a 54% and 60% improvement, respectively, from the prior year's results. Deposit, loan and top-line revenue growth all continue to be very strong. Asset quality remains one of our cornerstones.

Both our Naples affiliate and Florida Trust Company extended their positive earnings trend into the first quarter, and our Fort Lauderdale affiliate reduced its loss by 69% versus the same period in the prior year, to $180,000. We believe these results

                                     [PHOTO]

"From our inception, it has been and remains today our mission to create an organization focused on sustainable, long-term success rather than short-term profitability."

further validate our business model, and the success we have found in these markets lays the foundation for continued growth in our key Florida markets. You will find more detailed 2004 first quarter results starting on page 10.

There are nearly two million individuals residing in the communities we currently serve. By the end of 2004, we expect to have affiliates operating in markets with a total population of four million, effectively doubling our potential client base. Our growth efforts are already producing results. Our Tampa loan production office has recorded loan commitments of $25 million as of mid-May 2004. A full-service Tampa Bay affiliate is scheduled to open in mid-2004. In addition, once we receive final regulatory approval, anticipated by mid-year, Horizon Financial Corporation will join our network with more than $91 million in total assets.

We continue to research markets across the state, identifying those that fit our model and present the greatest potential for our ongoing success. Though we may at times forego current earnings for long-term growth to strengthen our infrastructure, you can be confident that we remain true to the vision and strategy our board of directors established in our five-year plan. Our energies are focused not only on the development of our franchise, but also on our products, personnel, systems and services.

Based on our results for 2003 and the first quarter of 2004, we believe our business model is working well. We will continue on our current course and work to build Florida's premier financial institution for our shareholders, our customers and our employees. Our first quarter results show that we are fast approaching becoming a $300 million banking company. With the planned completion of the Horizon acquisition, subject to regulatory approval, that figure will be nearer to $400 million. As we have previously stated in our communications to our shareholders, our first five years would be focused on establishing our franchise and building our infrastructure. Clearly, with our continued growth in these great markets, the related operating efficiencies and a profitable and thriving Florida Trust Company, our original five-year plan appears to be well within reach.

We thank you for your confidence and continued strong support.

Sincerely,


/s/ Michael L. McMullan
----------------------------------------
Michael L. McMullan
President & Chief Executive Officer
Bancshares of Florida, Inc.

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BANCSHARES OF FLORIDA

A Dynamic Business Model
--------------------------------------------------------------------------------

Bancshares of Florida was founded on a simple premise: identify the most promising markets, offer the products and services that appeal to our target audience and conduct business with the highest standards of ethics and responsibility. By pursuing this mission, we have created a unique, dynamic organization, and we are earning our customers' trust, serving their financial needs and becoming their provider of choice.

Bancshares of Florida is organized and operated to produce lasting value for our clients as well as our shareholders. We make significant up-front investments in our personnel, systems and infrastructure to ensure that we have the staff, services and capabilities to meet the varied and evolving needs of the clients we serve.

We concentrate on building core deposits, developing a strong loan portfolio of the highest quality and offering wealth management services tailored to our clients' needs. Careful management of expenses and the creation of shared systems and services provide our affiliates with top-quality resources at very manageable costs. The end result is a network of financial institutions that are trusted and respected by our customers, and offer our investors strong potential for impressive long-term appreciation.

MARKET EXPANSION

Our success is the result of introducing our community banking model to new markets, while upholding high customer service levels and offering a wide range of products. Our efficient infrastructure enables us to leverage shared services across our network, allowing each of our affiliates to benefit from centralized systems and resources commonly found only at the nation's largest financial institutions, including:

     . Commercial and real estate lending, with specialized underwriting and disciplined asset quality monitoring
     . Leading-edge operations and information technology, with common systems, applications, processes and compliance
     .    Comprehensive finance, accounting and management information services
     .    Targeted marketing, communications and product development
     .    Human resource identification and training expertise
     .    Affiliate bank asset/liability management

Our affiliates maintain local operational autonomy so they can concentrate on providing their clients with the highest level of personal attention. It is a framework that will accommodate sustained, focused growth for years to come.

================================================================================

     THE RIGHT MARKETS

     Bancshares of Florida has carefully researched and selected markets in Florida that feature strong, active business communities; a large number of executives, entrepreneurs, professionals, high net worth individuals, foundations and estates; and a significant need for a financial institution to provide a complete portfolio of business and personal banking products and services, as well as wealth and asset management, fiduciary and trust services, estate planning and more.

     THE RIGHT MODEL

     In each local market, we establish long-term relationships with our clients by delivering highly personalized customer service coupled with the products and services they want and need. We maximize opportunities for cost savings and centralized services through our Bancshares of Florida holding company. As a result, we offer the combination of financial expertise and personalized services that our clients seek, but many previously have been unable to find.

     THE RIGHT MANAGEMENT

     Our team is comprised of very talented individuals, recruited because of their professional experience and commitment to our mission. Our board members are long-term investors in the company, with deep roots in our local communities, and we rely on their insight and perspective as we serve the unique needs of each of our markets.

================================================================================

                                     [PHOTO]

Services and Solutions

We have developed a unique style of community banking that combines the strengths of the largest financial services companies with the warm hospitality of a hometown bank. We create customized products and services that provide lasting value and meet the evolving needs of our clients as we serve them through every stage of life. Our clients, including business owners, entrepreneurs, executives, professionals, foundations and estates, seek a long-term relationship with a single financial provider that can meet all of their needs, which they have been unable to find in the past. This client group represents an untapped niche in the communities where we operate and positions Bancshares of Florida to achieve consistent, long-term growth.

Along with a broad range of personal and business banking products, including a complete portfolio of locally-customized services, we offer:

SUPERIOR CONVENIENCE SERVICES

     .    Door-to-door banker
     .    Extended wire transaction times
     .    Direct access to private bankers
     .    Personalized "white glove" service
     .    Prompt, courteous customer service at our branches
     .    Fast, local loan decisions

WORLD CLASS TECHNOLOGY

     .    Electronic bill payment, payroll and direct deposit
     .    Online cash/treasury management, item research and wire transfers
     .    Check imaging and online viewing
     .    Emailed and imaged statements
     .    Lock box services

FLORIDA TRUST COMPANY

Bancshares of Florida offers not only traditional banking products and services, but also truly objective wealth management, private banking and fiduciary services through our affiliate Florida Trust Company. One of our greatest strengths is the ability to provide our clients with non-proprietary, third party investment consulting services and access to an extensive, nationwide network of superior, independent money managers who have demonstrated their expertise and performance.

Florida Trust Company brings "Wall Street to Main Street" with expert financial planning enhanced by technological advances and analytical capabilities that we believe give us a clear competitive advantage. We complement this careful evaluation of our clients' current financial situation, risk tolerance and time horizon with the utmost in personalized attention. We believe that clients who have a clear sense of their financial objectives are best served by an institution such as ours, because we are focused on their individual needs and not the sale of proprietary products and services.

ONE RELATIONSHIP, EVERY FINANCIAL SERVICE

     . Independent, objective, third party investment consulting, manager search and selection
     .    Enhanced analytical skills and asset allocation modeling
     .    Trust and estate planning, full trust powers and custodial services
     . "Private Family Office" fiduciary and advisory services, providing a full array of financial services to ultra-affluent clients and their families

Our philosophy is based on a four-step approach for disciplined investment strategies, ongoing portfolio monitoring and management and comprehensive performance reporting.

     . Analyze - Advanced analysis of our clients' current portfolios and financial projections using Monte Carlo analysis techniques as well as tax analysis to determine appropriate asset allocation and portfolio design.
     . Execute - Careful selection of the right investment managers to implement portfolio plans, coupled with in-house coordination and custody of our clients' assets.
     . Monitor - Monitoring of each client's portfolio, rebalancing as necessary to meet financial and tax planning objectives, supported by detailed quarterly and annual reviews.
     . Service - Access to a team of professionals who understand unique client needs and who can coordinate a network of family advisors with expertise in a variety of disciplines to address broad financial issues.

Our clients value Florida Trust Company because they know they can rely on our 160 years of combined experience for all their wealth management needs. That peace of mind is coupled with the trust they place in Bank of Florida to handle their more traditional banking needs. The result: no matter at which affiliate our clients choose to bank, they benefit from the insight of an experienced private banker, the strength of a first-class financial institution and the personalized service their evolving needs demand and deserve.

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BANCSHARES OF FLORIDA

Financial Responsibility
--------------------------------------------------------------------------------

In managing Bancshares of Florida, Inc., we exercise prudent, proven financial strategies that maintain the integrity of our assets, ensure our continued growth and reinforce the trust shareholders have placed in us.

EXPENSE MANAGEMENT

Since our inception and in the years to come, our company has experienced and should continue to experience remarkable growth, expanding our franchise in Florida and serving more clients in the communities where we already have a presence. Our focus is on building a robust and flexible infrastructure to provide significant economies of scale, highly efficient staffing levels, common business technology and centralized functions that eliminate redundancy. The holding company structure also facilitates the use of interbank loan participations, allowing us to retain assets and generate additional revenue at the affiliate level, supporting faster balance sheet growth.

Our strategy has already proven successful. Higher occupancy expenses related to our new headquarters facility in Naples were absorbed within one year after its opening, and we anticipate that our Fort Lauderdale affiliate will break even before the end of 2004. Expenses related to future growth will also be minimized by our expense management processes and our ability to leverage technologies to realize efficiencies from our organizational model.

This growth is occurring as we also remain a well-capitalized company. In fact, our total capital ratio stands at 12.52% as of year-end 2003, a notable achievement when considering the rapid pace at which we have been developing our infrastructure and broadening our reach into new markets.

LOAN AND ASSET QUALITY

Our steadfast commitment to the responsible extension of credit has enabled us to hold non-performing loan levels regularly below the norm. At the end of 2003, only 0.02% of outstanding loans were non-performing, and only 0.17% of loans were past due, compared to industry averages that are several times higher.

Furthermore, we are building deeper relationships with our financially responsible clients. We are targeting those individuals and businesses who are looking for our model of community banking, showcasing our complete range of services and earning us a greater portion of their overall financial business.

                                     [PHOTO]

Our focus is on building a robust and flexible banking infrastructure.

--------------------------------------------------------------------------------

Asset Quality Ratios
December 31, 2003

                                      Bancshares
                                   of Florida, Inc.   Peer Banks*
                                   ----------------   -----------
Past due loans/loans outstanding         0.17%           2.05%
Non-performing loans/
   loans outstanding                     0.02%           0.65%
Net charge-offs/
   average loans for period              0.16%           0.22%

* Bank holding companies nationwide with assets of $300 million or less

--------------------------------------------------------------------------------

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Exceptional Management
--------------------------------------------------------------------------------

Bancshares of Florida, both at the holding company and affiliates, is staffed with highly qualified professionals who share our visionary mission. They make it possible for us to offer customers the best of all worlds, the products and services of a private bank and the personal attention of a neighborhood financial institution.

                                     [PHOTO]

Standing from left: Julie W. Husler, John B. James, Charles K. Cross, Jr., Roy
N. Hellwege, Craig D. Sherman, David G. Wallace; Seated from left: Martin P. Mahan, Michael L. McMullan.

BANCSHARES OF FLORIDA EXECUTIVE MANAGEMENT TEAM

Michael L. McMullan, Bancshares of Florida President and CEO, and Florida Trust Company CEO, has more than 27 years of senior management banking experience in Texas, Mississippi and Florida, including a position as Florida Market Manager for NationsBank's Financial Strategies Group.

Martin P. Mahan, Bancshares of Florida COO and Bank of Florida, Fort Lauderdale President and CEO, has more than 28 years of banking experience, most recently as an Executive Vice President with Huntington Bancshares following 18 years with Barnett Bank in various executive management positions.

David G. Wallace, Bancshares of Florida Executive Vice President and Chief Financial Officer, has 35 years of banking experience, serving 14 years as Executive Vice President and Chief Financial Officer for Upstate New York's Community Bank System, Inc., a $3.5 billion commercial bank holding company.

Craig D. Sherman, Bancshares of Florida Chief Lending Officer, has more than 22 years of banking experience, including having served as Senior Vice President and Commercial Team Leader for Naples' SouthTrust bank.

BANCSHARES OF FLORIDA AFFILIATES' EXECUTIVE MANAGEMENT

Charles K. Cross, Jr., proposed Bank of Florida, Palm Beach County (formerly named Horizon Bank) President and CEO, has 25 years of private banking experience with organizations including J.P. Morgan Trust Company, Wachovia Bank, NationsBank and Barnett Bank.

Roy N. Hellwege, proposed Bank of Florida, Tampa Bay (In Organization) President and CEO, has more than 25 years of community banking experience, including positions as President of Gold Bank's Bay Area region, President of Colonial Bank and Regional President of the Tampa and St. Petersburg branches of Sun Trust Bank.

Julie W. Husler, Florida Trust Company President, has over 35 years experience in banking, including having served as Senior Vice President of Private Banking for Bank of America for southwest Florida, based in Fort Myers, Florida.

John B. James, Bank of Florida, Naples President and CEO, has more than 30 years of experience, including having served as Region Executive of NationsBank in southwest Florida and as President of C&S Hillsborough County Bank.

LOCAL MARKET LEADERSHIP

The teams we have assembled to execute our vision include several former bank presidents and even more senior and executive vice presidents. They come from some of the most progressive and successful institutions in the nation. The breadth and depth of their experience, from a wide range of diversified financial services companies, gives us tremendous insight and strategic planning capabilities.

All of our associates were personally selected because of their expertise and a demonstrated desire to offer our customers products and services that go well beyond what can be found at ordinary institutions. They believe passionately in our mission to redefine community banking. Equally important is the fact that as well-respected bankers, they bring with them not only expertise and professionalism, but also a valuable customer base.

BANCSHARES OF FLORIDA

Serving the Right Markets
--------------------------------------------------------------------------------

There may be no better place in the country for our model of community banking than Florida, with more than $110 billion in assets held in financial institutions throughout the state. Its concentration of businesses, professional associations, high net worth individuals, trusts, estates and foundations makes Florida an attractive and competitive marketplace.

Our network of affiliates is uniquely positioned to serve Florida's vibrant communities because it is much more than a collection of individual banks. This philosophy is showcased by our growth throughout 2003 and planned expansion in 2004 and beyond.

TAMPA BAY

MARKET TOTAL DEPOSITS: $29 BILLION

We are nearing completion of our plans to serve the Tampa Bay area, which includes primarily Hillsborough County, the 7th largest deposit market in the state, and Pinellas County, the 4th largest deposit market. Together, these two counties represent the second largest deposit market in the state.

NAPLES

MARKET TOTAL DEPOSITS: $14 BILLION

Our Naples affiliate is located in an expanding financial hub, primarily serving Collier County, the 10th largest deposit market in the state, with planned expansion into southern Lee County, the 9th largest deposit market. Collier County holds the second highest property values in the state, is among the fastest growing counties in the country and is experiencing tremendous business growth. The area's many retirees are also a significant source of our wealth and asset management clientele.

--------------------
Total Assets   $196M
--------------------

--------------------
Deposits       $180M
--------------------

--------------------
Total Loans    $168M
--------------------

Bank of Florida, Naples
     March 31, 2004

[LOGO] Bancshares of Florida

                Our vision is to build a network of locations in
                    markets that welcome our banking model.
--------------------------------------------------------------------------------
                                                    [LOGO] Florida Trust Company

FLORIDA TRUST COMPANY
ASSETS UNDER ADVICE $150 MILLION (MARCH 31, 2004)

Florida Trust Company serves as the private banking and wealth management provider for all the Bancshares of Florida affiliates. Its comprehensive portfolio of services includes financial planning, investment consulting, trust and estate planning and Private Family Office services, to name just a few.

Florida Trust Company clients benefit from truly objective investment consulting, advanced reporting features, state-of-the-art analytical tools and vast management experience to ensure that their assets are managed with the singular goal of meeting their individual needs.

We deliver our clients the respect and attention their evolving needs demand and deserve. We strive to be the premier provider of value-added wealth management and independent investment consulting services, and are committed to establishing a reputation as one of the most reliable and trustworthy private banks in the industry.

PALM BEACH COUNTY

MARKET TOTAL DEPOSITS: $27 BILLION

Palm Beach County is the state's 3rd largest county deposit market, mainly due to the area's many successful entrepreneurs and executives. Our focus on personalized service, customized lending and strong wealth management capabilities will significantly differentiate us from other financial institutions in these affluent communities where clients demand exclusive attention to their needs. Our Palm Beach County office is scheduled to open in the third quarter of 2004.

FORT LAUDERDALE

MARKET TOTAL DEPOSITS: $28 BILLION

Our Fort Lauderdale bank currently serves Broward County, the 2nd largest county deposit market in Florida. In the 21 months since its establishment, this affiliate has become one of the area's fastest-growing financial institutions, gaining deposit market share and fueling business growth via commercial loans.

-------------------
Total Assets   $83M
-------------------

-------------------
Deposits       $72M
-------------------

-------------------
Total Loans    $71M
-------------------

Bank of Florida, Fort Lauderdale
         March 31, 2004

BANCSHARES ACQUISITION

The proposed acquisition of Horizon Financial Corporation in Pembroke Pines, with $91 million in total assets, will bring together their strong core deposits and mortgage expertise and Bancshares of Florida's commercial lending and wealth management strength. This expansion will greatly enhance our ability to reach banking clients in western Broward County, as well as mortgage clients in all Bank of Florida markets.

BANCSHARES OF FLORIDA

Quarter 1, 2004 Results
--------------------------------------------------------------------------------

We are pleased to report that results for the first quarter of 2004 continue to demonstrate the viability of our business model. The quarter's net loss narrowed significantly to $512,000, or $0.17 per common share, an improvement of 54% and 60%, respectively, over the same period for the prior year. Strong loan, deposit and top-line revenue growth along with exceptional asset quality are contributing the resources needed to expand our unique model of community banking in the markets we currently serve.

HIGHLIGHTS FROM OUR FIRST QUARTER RESULTS:

..    Bank of Florida, Naples was profitable for the third consecutive quarter, with earnings of $84,000 compared to a loss of $321,000 in the first quarter of 2003. As of March 31, 2004, the bank held assets totaling $196 million.
..    Bank of Florida, Fort Lauderdale reduced its loss by 69% to $180,000 compared to a $576,000 loss for the same period in 2003. With assets of $83 million and growing at quarter end, we anticipate that this affiliate will reach profitability in 2004.
..    Company-wide top-line revenue, which is net interest income before loan loss provision plus non-interest income (excluding net securities gains/losses), rose 88% over first quarter 2003 against a rise of 23% in overhead expense. Contributing significantly to this performance was a 64% increase in average earning assets and a 56 basis point improvement in net interest margin to 3.43%. We accomplished this by maintaining our earning asset yield through an improvement in earning asset mix accompanied by falling funding costs.
..    Deposits rose $52 million to $253 million during the first quarter, and are up 77% or $110 million over 12 months earlier.
..    Loans across our network rose by $39 million during the quarter to $239 million, a record performance that exceeded our previous record in the fourth quarter of 2003 by $2 million. In three of the last four quarters, loan growth has exceeded $20 million per quarter.
..    Asset quality remains particularly strong, with just $65,000 in non-performing loans, or 0.03% of loans outstanding at quarter end, with no net charge-offs for the quarter. Our loan loss allowance rose to $1.9 million or 0.79% of loans outstanding at quarter end, a 59% increase over the prior year.
..    Florida Trust Company produced its first full quarter of profitability with
     $10,000 in earnings compared to a loss of $120,000 in first quarter 2003. Assets under advice were $150 million at March 31, 2004, up nearly $76 million or 102% compared to one year earlier.

This sound financial performance is being achieved at our existing affiliates as we prepare to expand our presence into two new target markets. The planned addition of Horizon Financial Corporation to our network and the opening of the proposed Tampa Bay affiliate are expected to be completed in mid-2004.

..    Horizon generated strong earnings of $200,000 in the first quarter of 2004, which included much of the cost savings that Horizon indicated could be achieved on an on-going basis when we proposed our acquisition of the company last fall.
..    Horizon's mortgage banking activities will offer all of our affiliates a platform to provide clients with a complete range of portfolio and secondary market mortgage services.
..    Facilities and staffing are nearing completion for a full-service banking office in Palm Beach County.
..    Our Tampa Bay loan production office reached $21 million as of March 31,
     2004, after only seven months of operation. Renovation and preliminary staffing are progressing in preparation for opening our proposed full-service Tampa Bay affiliate.
..    We have identified a more comprehensive and cost-effective core data processing provider. Conversion will be phased in over the next seven to eight months.

On March 30, we completed a $3.4 million preferred stock offering to accredited investors, enabling the company and its subsidiaries to retain their "well capitalized" regulatory classification and support continued rapid growth. In addition, we plan to file a registration statement with the Securities and Exchange Commission for the sale of common stock, which is expected to be completed this summer.

We are confident that these efforts - a focus on operational excellence, a controlled growth strategy and an emphasis on leveraging the efficiencies of our operational model - will continue to drive the success of Bancshares of Florida and its affiliates in the months and years to come.

Bank of Florida, Naples & Fort Lauderdale
--------------------------------------------------------------------------------

                                    Bar Chart

                                NET INCOME (LOSS)

                                 (in thousands)

                                         Consolidated
Bank of Florida,   Bank of Florida,   (includes Florida
 Fort Lauderdale        Naples          Trust Company)
----------------   ----------------   -----------------
 1Q '03   1Q '04    1Q '03   1Q '04    1Q '03    1Q '04
 ------   ------    ------   ------   -------    ------
 ($576)   ($180)    ($321)     $84    ($1,108)   ($512)

                                    Bar Chart

                                  TOTAL ASSETS

                                  (in millions)

                                         Consolidated
Bank of Florida,   Bank of Florida,   (includes Florida
 Fort Lauderdale        Naples          Trust Company)
----------------   ----------------   -----------------
 1Q '03   1Q '04    1Q '03   1Q '04    1Q '03    1Q '04
 ------   ------    ------   ------    ------    ------
   $37      $83      $128     $196      $166      $281

                                    Bar Chart

                                TOP-LINE REVENUE*

                                 (in thousands)

                                         Consolidated
Bank of Florida,   Bank of Florida,   (includes Florida
 Fort Lauderdale        Naples          Trust Company)
----------------   ----------------   -----------------
 1Q '03   1Q '04    1Q '03   1Q '04    1Q '03    1Q '04
 ------   ------    ------   ------    ------    ------
  $148     $646     $1,056   $1,508    $1,286    $2,416

* Top-line Revenue = Net interest income before loan loss provision plus non-interest income less net securities gains (losses).

                                    Bar Chart

                                 TOTAL DEPOSITS

                                  (in millions)

Bank of Florida,   Bank of Florida,
 Fort Lauderdale        Naples          Consolidated
----------------   ----------------   ---------------
 1Q '03   1Q '04    1Q '03   1Q '04   1Q '03   1Q '04
 ------   ------    ------   ------   ------   ------
   $30      $72      $113     $180     $143     $253

                                    Bar Chart

                                   TOTAL LOANS

                                  (in millions)

Bank of Florida,   Bank of Florida,
 Fort Lauderdale        Naples          Consolidated
----------------   ----------------   ---------------
 1Q '03   1Q '04    1Q '03   1Q '04   1Q '03   1Q '04
 ------   ------    ------   ------   ------   ------
   $24      $71       $99     $168     $123     $239

                                    Bar Chart

                                  ASSET QUALITY

                                 (in thousands)

               Consolidated
------------------------------------------
Loan Loss Allowance   Non-performing Loans
-------------------   --------------------
  1Q '03   1Q '04        1Q '03   1Q '04
  ------   ------        ------   ------
  $1,193   $1,902         $241      $65

--------------------------------------------------------------------------------
Florida Trust Company

                                    Bar Chart

                                NET INCOME (LOSS)

                                 (in thousands)

1Q '03   1Q '04
------   ------
($120)     $10

                                    Bar Chart

                               ASSETS UNDER ADVICE

                                  (in millions)

1Q '03   1Q '04
------   ------
  $75     $150

                                    Bar Chart

                                TOP-LINE REVENUE

                                 (in thousands)

1Q '03   1Q '04
------   ------
  $82     $262

Boards of Directors

      Bancshares of Florida; Bank of Florida, Naples; Bank of Florida, Fort
                        Lauderdale; Florida Trust Company
--------------------------------------------------------------------------------

Chairman of the Board
Bancshares of Florida, Inc.

[PHOTO]                            [PHOTO]

Earl L. Frye                       Donald R. Barber
President & CEO                    Vice Chairman, Boran, Craig,
Downing & Frye and Associates      Barber & Engel Construction
Bancshares of Florida, Inc.;       Bancshares of Florida, Inc.;
Bank of Florida, Naples            Bank of Florida, Naples

[PHOTO]                            [PHOTO]

Caroline Beasley                   Thomas L. Cook, M.D.
Vice President and CFO             Medical Director
Beasley Broadcast Group            Naples Day Surgery
Bank of Florida, Naples            President, Collier Anesthesia
                                   Bank of Florida, Naples

[PHOTO]                            [PHOTO]

Joe B. Cox                         Jorge H. Garcia
Partner                            Chairman & CEO
Cox & Nici, P.A.                   Garcia Brenner Stromberg
Bancshares of Florida, Inc.;       Architecture
Bank of Florida, Naples;           Bank of Florida, Ft. Lauderdale
Florida Trust Company

[PHOTO]                            [PHOTO]

Linda L. Gill                      James J. Guerra, M.D.
President                          Orthopaedic Surgeon & Sports
Gill Hotels Company                Medicine Specialist
Bank of Florida, Ft. Lauderdale    Bank of Florida, Naples

[PHOTO]                            [PHOTO]

Stanley W. Hole                    H. Wayne Huizenga, Jr.
Chairman Emeritus                  President
Hole, Montes & Associates          Huizenga Holdings, Inc.
Bancshares of Florida, Inc.;       Bancshares of Florida, Inc.
Bank of Florida, Naples

[PHOTO]                            [PHOTO]

John B. James                      LaVonne Johnson
President & CEO                    Retired Planner and Project
Bank of Florida, Naples            Director of Allegheny County,
Bancshares of Florida, Inc.;       Pennsylvania
Bank of Florida, Naples;           Bancshares of Florida, Inc.;
Bank of Florida, Ft. Lauderdale;   Bank of Florida, Naples
Florida Trust Company

[PHOTO]                            [PHOTO]

Keith Koenig                       Martin P. Mahan
President and Co-owner             President and CEO,
City Furniture                     Bank of Florida, Ft. Lauderdale
Bank of Florida, Ft. Lauderdale    COO, Bancshares of Florida, Inc.
                                   Bank of Florida, Ft. Lauderdale

[PHOTO]                            [PHOTO]

Luc C. Mazzini, DDS                Michael L. McMullan
Bancshares of Florida, Inc.;       President & CEO,
Bank of Florida, Naples            Bancshares of Florida, Inc.
                                   CEO, Florida Trust Company
                                   Bancshares of Florida, Inc.;
                                   Bank of Florida, Ft. Lauderdale;
                                   Bank of Florida, Naples;
                                   Florida Trust Company

[PHOTO]                            [PHOTO]

Thomas J. Miller                   Harry K. Moon, M.D.
CEO                                President
Miller Construction Company        Himmarshee Surgical Partners
Bank of Florida, Ft. Lauderdale    Bancshares of Florida, Inc.;
                                   Bank of Florida, Ft. Lauderdale;
                                   Florida Trust Company

[PHOTO]                            [PHOTO]

Edward A. Morton                   Michael T. Putziger
CEO                                Partner, Murtha, Cullina,
NCH Healthcare Systems, Inc.       LLP
Bank of Florida, Naples            Bancshares of Florida, Inc.;
                                   Bank of Florida, Naples

[PHOTO]                            [PHOTO]

Richard C. Rochon                  Ramon A. Rodriguez, CPA
Chairman & CEO                     President & CEO
Royal Palm Capital Partners        Madsen, Sapp, Mena,
Bancshares of Florida, Inc.        Rodriguez & Co.
                                   Bancshares of Florida, Inc.;
                                   Bank of Florida, Ft. Lauderdale

[PHOTO]                            [PHOTO]

Polly M. Rogers                    Steve H. Shelton
Vice Chairman                      Co-CEO and Owner
Bank of Florida, Naples            Shelton Dealerships, Inc.
Bancshares of Florida, Inc.;       Bank of Florida, Ft. Lauderdale
Bank of Florida, Naples

[PHOTO]                            [PHOTO]

Terry W. Stiles                    Craig D. Timmins
Chairman and CEO                   Principal, Investment
Stiles Corporation                 Properties Corporation of Naples
Bancshares of Florida, Inc.;       Bank of Florida, Naples
Bank of Florida, Ft. Lauderdale

[PHOTO]

Bernard L. Turner
Former Chairman
Florida Coastal School of Law
Bancshares of Florida, Inc.;
Bank of Florida, Naples

PROMINENT BOARDS OF DIRECTORS

Our affiliates' boards of directors are comprised of individuals who are intimately familiar with their local communities and who recognize the vision of our banking model. Our board members routinely share their experience and expertise with affiliate management as community leaders, philanthropists, investors and business men and women, with the goal of bringing our unique banking organization to communities across Florida. When we establish new affiliates, we search for only the most qualified and influential community leaders to serve on our local boards.

BANCSHARES OF FLORIDA

Corporate Information
--------------------------------------------------------------------------------

HEADQUARTERS

BANCSHARES OF FLORIDA, INC.
A Florida Corporation
1185 Immokalee Road
Naples, Florida 34110
(239) 254-2100 Tel . (239) 254-2107 Fax

INVESTOR CONTACT AND INFORMATION REQUESTS

Shareholders, securities analysts, portfolio managers and representatives of financial institutions requesting copies of the Annual Report, Form 10-KSB, quarterly reports and other corporate literature should call (239) 254-2100 or write Bancshares of Florida, Inc., at the above address. This information is also available on the company's website, www.bankofflorida.com, under "Investor Relations."

NOTICE OF SHAREHOLDERS' MEETING

The annual meeting of shareholders of Bancshares of Florida, Inc. will be held at 4:30 p.m., June 22, 2004 at its headquarters at 1185 Immokalee Road, Naples, Florida 34110.

COMMON STOCK INFORMATION

On February 10, 2003, the Company's common stock began trading on the NASDAQ SmallCap Market under the symbol "BOFL."

COMMON STOCK TRANSFER AGENT AND REGISTRAR

For inquiries regarding address changes, stock transfers, lost shares or other account matters, please contact:

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Toll-free Investor Relations (800) 368-5948

INDEPENDENT AUDITORS

KPMG LLC
450 East Las Olas Boulevard
Fort Lauderdale, FL 33301
(954) 524-6000 Tel . (954) 462-4765 Fax

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management's plans and current analyses of Bancshares of Florida, Inc., its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect Bancshares of Florida, Inc.'s financial performance and could cause actual results for fiscal 2004 and beyond to differ materially from those expressed or implied in such forward-looking statements. Bancshares of Florida, Inc. does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

--------------------------------------------------------------------------------

In Tribute
J. LORENZO WALKER 1920-2003                                              [PHOTO]

We consider it our great privilege that J. Lorenzo Walker served as a founding member of the Bancshares of Florida Board of Directors. Lorenzo was a truly distinguished member of the Collier County community, having served as a county commissioner, state representative from Naples, founding director of Naples Community Hospital and founder of the Lorenzo Walker Institute of Technology. His intelligence, insight, good humor and fellowship will be greatly missed.

--------------------------------------------------------------------------------

On cover, clockwise from top left: Bank of Florida, Fort Lauderdale; Bank of Florida, Naples; Bank of Florida, Tampa Bay (In Organization); Bank of Florida, new Palm Beach County office.

OUR MISSION

Bancshares of Florida is dedicated to providing customized financial solutions to meet the evolving needs of our clients, helping them to create wealth, grow businesses and preserve assets. We have set new standards and become the provider of choice for those who desire relationship-driven financial services. Ultimately, our success is attributable to 10 essential factors:

     .    Creating, building, preserving and managing wealth for our customers
     .    Participating in the complete life cycle of business and wealth management
     .    Serving as trusted consultants and advisors to all of our clients
     . Delivering an industry-leading range of technology-driven products and services
     . Listening to our clients' evolving needs and developing unique solutions with the highest degree of responsiveness
     .    Ensuring that our facilities are warm, friendly and comfortable
     .    Leveraging the strength and insight of our local boards of directors
     .    Entering new markets that complement our business model
     .    Identifying and capturing market share within our defined segments
     . Recruiting, retaining and rewarding the most talented people in the industry

                                     [LOGO]
                              Bancshares of Florida

           1185 Immokalee Road . Naples, Florida 34110 . (239) 254-2100
                              www.bankofflorida.com

                            NASDAQ(R) SmallCap: BOFL